

Mail Stop 3030

November 27, 2017

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, LLC
20575 NW Von Neumann Drive, Suite 100
Beaverton, OR 97006

> **Re:** **Summit Semiconductor, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted October 31, 2017**
> **CIK No. 0001682149**

Dear Mr. Moyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Your disclosure should readily highlight for investors the unique features presented by an offering of LLC units. Since ownership of LLC units provides investors with certain rights, opportunities and risks not present in typical common stock equity offerings, please revise to discuss the basic features of the LLC unit offering in the summary, risk factors and elsewhere as appropriate. Consider for example discussing (1) the fact that the origin of rights and obligations is typically contractual in nature, rather than statutory, and provides management with broad flexibility in setting and amending rights, (2) whether liquid markets develop at the same level as common equity offerings, and (3) implications of pass through tax treatment and possible related distributions, if any.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

3.   Revise to include the underwriters warrant.

4.   Your cover page disclosure implies a firm commitment offering of securities. Disclosure on pages 54 and 59 suggests that selling shareholders will also offer securities, and that the underwriting is being conducted on a "best efforts" basis. Please revise your cover page or other disclosure for consistency.

5.   We note your intent to list on the NASDAQ. Unless your shares have already been approved for a listing, revise to reflect the anticipatory nature of this statement.

Overview, page 1

6.   We note several references to your web address and the web addresses of third parties throughout your disclosure. Please consult Release 33-7856 (footnote 41 and the related text) (April 28, 2000) regarding your obligations when using internet addresses in your submission, and revise as appropriate.

7.   Tell us the basis upon which you chose the customers to highlight in your disclosure; avoid including customers based solely on name recognition.

Our Technology, page 2

8.   We note your disclosure regarding your software development. Revise to disclose what steps remain before commercialization of this new technology, expected capital requirements and anticipated sources of those funds.

WiSA Association, page 2

9.   Given that your subsidiary is responsible for certifying products are WiSA interoperable and comply with various tests, please highlight your relationship with the certifying body when you highlight your products' WiSA compliance.

Dilution, page 27

10.   Revise the table on page 28 to disclose how the numbers and percentages may change upon exercise of outstanding warrants.

Liquidity and Capital Resources, page 32

11.   Revise to clarify whether you will need to raise the amounts disclosed in the fourth paragraph after conducting this offering.

What Makes Summit Unique, page 36

12.   Please provide additional data about your products' low latency, synchronicity and high audio resolution. In an appropriate section, provide empirical data, if available, comparing your technology to competitive technologies in terms of the attributes you highlight as your competitive strengths and weaknesses.

Certain Relationships and Related Person Transactions, page 49

13.   Please revise to discuss transactions involving the amounts that are specified in Regulation S-K Item 404(d)(1) or advise.

Preferred Membership Interest Units, page 55

14.   Revise to disclose the portion of your authorized capital that your board may designate as preferred membership interest units. Also, provide us your analysis of whether there is a material risk that your board may designate and issue preferred units with rights and preferences that would materially impact this offering's investors.

Choice of Forum, page 56

15.   Revise to clarify your disclosure in this section. If your organizing documents contain provisions limiting the fora where unitholders can bring actions against you, please add appropriate risk factor disclosure.

Material U.S. Federal Income Tax Considerations, page 58

16.   Tell us whether you intend to file a tax opinion and if not, explain the basis for not doing so.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

17.   Please disclose the liquidation preference of your preferred stock, as described on page F-21, on the face of the Consolidated Balance Sheet. Refer to ASC 505-10-50-4.

Notes to Consolidated Financial Statements

Note 7 – Preferred Units and Members' Deficit, page F-21

18.   Please explain to us why the liquidation preference requires the preferred units to be presented outside of members' deficit. Refer to Rule 5-02.27 of Regulation S-X.

Common Units, page F-21

19.   Please tell us the maximum number of common units that are authorized, and how this differs from common units that are issued and outstanding.

Warrants for Common Units, page F-22

20.   Please tell us why the warrants issued with the Series C and D Convertible Notes are recognized as liabilities. Include the terms of these warrants and the authoritative guidance as part of your response.

Note 8 – Commitments and Contingencies

Other Commitments, page F-24

21.   We note your discussion of the Carve-Out Plan on pages F-21 and F-24. Please revise the filing to disclose how any amounts payable under this plan will be recognized for accounting purposes.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.   Revise to provide the disclosure required by Regulation S-K Item 701.

Item 16. Exhibits and Financial Statement Schedules, page II-3

23.   Revise to disclose the exhibits you have filed and intend to file with the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
       Robinson Brog Leinwand Greene Genovese and Gluck, P.C.